SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HUDSON RIVER BANCORP, INC.
(Name of Subject Company)

HUDSON RIVER BANCORP, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

444128  10  2
(CUSIP Number of Class of Securities)

CARL A. FLORIO
Hudson River Bancorp, Inc.
One Hudson City Centre
Hudson, New York 12534
(518) 828-4600
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copy to:

James S. Fleischer, P.C.
Dave M. Muchnikoff, P.C.
Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Washington, D.C. 20005
(202) 414-6100

[      ]      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEXT PAGE

            This solicitation/recommendation statement on Schedule 14D-9 is filed by Hudson River Bancorp, Inc., a Delaware corporation, and relates to the offer disclosed in the tender offer statement on Schedule TO, filed with the SEC on November 1, 2000, by TrustCo Bank Corp NY, a New York corporation, to exchange each issued and outstanding share of Hudson River's common stock, par value $.01 per share, for shares of TrustCo common stock, par value $1.00 per share, upon the terms and subject to the conditions described in the Schedule TO, the Registration Statement filed on Form S-4 by TrustCo with the SEC on July 11, 2000, relating to the shares of TrustCo common stock to be issued to stockholders of Hudson River in the offer, the Prospectus that is part of the Registration Statement, the related Letter of Transmittal, and any supplements and amendments to the Schedule TO, the Registration Statement, Prospectus and Letter of Transmittal (each of which is an exhibit to and incorporated by reference into TrustCo's Schedule TO).

            All of the information in the Solicitation/Recommendation Statement, first mailed to Hudson River shareholders on November 15, 2000 and filed as Exhibit (a)(1), is hereby incorporated herein by reference in answer to Items 1 through 8 of the Schedule 14D-9.

ITEM 9. EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)*	Solicitation/Recommendation Statement, first mailed to Hudson River shareholders on November 15, 2000
(a)(2)	Proxy Statement/Prospectus, dated as of July 3, 2000 relating to the proposed merger of Cohoes Bancorp, Inc., a Delaware corporation ("Cohoes"), with and into Hudson River (incorporated herein by reference to Hudson River's Registration Statement on Form S-4 (SEC File No. 333-40096), filed June 26, 2000, and Hudson River's 424(b)(3) prospectus, filed July 18, 2000)
(a)(3)*	Press release dated November 15, 2000 made on November 15, 2000 by Hudson River
(e)(1)*	Information regarding interests of directors and officersof Hudson River in theCohoes-Hudson River merger and executive compensation and related matters
___________________
* Filed herewith

NEXT PAGE

SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDSON RIVER BANCORP, INC.

Dated:	November 15, 2000	By:	/s/ Carl A. Florio
Carl A. Florio, President and Chief Executive Officer

NEXT PAGE

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)*	Solicitation/Recommendation Statement, first mailed to Hudson River shareholders on November 15, 2000
(a)(2)	Proxy Statement/Prospectus, dated as of July 3, 2000 relating to the proposed merger of Cohoes Bancorp, Inc., a Delaware corporation ("Cohoes"), with and into Hudson River (incorporated herein by reference to Hudson River's Registration Statement on Form S-4 (SEC File No. 333-40096), filed June 26, 2000, and Hudson River's 424(b)(3) prospectus, filed July 18, 2000)
(a)(3)*	Press release dated November 15, 2000 made on November 15, 2000 by Hudson River
(e)(1)*	Information regarding interests of directors and officersof Hudson River in theCohoes-Hudson River merger and executive compensation and related matters
___________________
* Filed herewith

NEXT PAGE
EXHIBIT (a)(1)

[HUDSON RIVER LETTERHEAD]

November 15, 2000

Dear Fellow Shareholders:

            On behalf of your Board of Directors, I want to talk with you about the unsolicited tender offer commenced on November 1, 2000 by TrustCo Bank Corp NY.

            Your Board of Directors unanimously recommends that you reject TrustCo's offer and not tender any of your Hudson River shares to them.

            In making our recommendation, your Board of Directors, with the assistance of the Company's legal and financial advisors, has carefully considered TrustCo's offer. Following our review, we have concluded that TrustCo's offer is inadequate and not in the best interests of Hudson River or its shareholders. Simply put, your Board believes that the offer is at the wrong price, at the wrong time, by the wrong company and is so conditional that it is unlikely to ever be completed.

Offer is Inadequate

            Your Board of Directors believes that TrustCo's offer is for an inadequate price and does not reflect the value or prospects of Hudson River. Consider the following:

  In terms of earnings, stated book value and tangible book value, based upon our earnings and book value for the quarter ended September 30, 2000, TrustCo's offer is lower than the values paid in any of the other three transactions announced in our market area this year.
Transaction	Price/LTM Earnings	Price/Book Value	Price/Tangible Book Value
Berkshire Bancorp/GSB Financial Corp.	19.7x	140.9%	140.9%
Troy Financial Corp./Catskill Financial Corp.	18.6x	153.2%	153.2%
Sound Federal Bancorp MHC/Peekskill Financial Corp.	29.0x	150.8%	150.8%
TrustCo Offer	17.7x (1)	113.0%	119.5%

    (1)      Based on Hudson River's last quarter annualized earnings (exclusive of one-time charges related to the Cohoes merger).

-  1  -
NEXT PAGE

We Have Better Prospects

            Your Board of Directors believes that our own strategic plan offers better prospects for enhancing long-term shareholder value than the TrustCo offer.

  We have increased our earnings from $.11 for the quarter ended December 31, 1998, our first full quarter as a public company, to $.20 for the quarter ended September 30, 2000, an increase of 81.8%.

  We have repurchased 2.6 million shares of our common stock in the market, effectively increasing each remaining shareholder's proportionate interest in Hudson River in a tax effective manner.

  We have instituted a regular quarterly cash dividend payment.

  We have pursued and will continue to aggressively pursue all opportunities to increase our market presence to enhance the value of our franchise.
TrustCo Stock is Overvalued; Tender Offer Presents Significant Risk

            Your Board of Directors believes that TrustCo's stock presents limited upside potential and significant downside risk to Hudson River shareholders.
  Your Board believes that TrustCo's common stock is currently overvalued. Based upon the closing price of TrustCo stock on November 1, 2000, their stock currently trades at approximately 406% of tangible book value and 18.3 times their last twelve months' earnings, significantly higher than a peer group of banks of comparable asset size in the same region that trade at a median multiple of 169% of tangible book value and 11.7 times last twelve months' earnings.

  For the one-year period ended October 31, 2000, TrustCo's common stock declined 6.6%. During the same period, the Nasdaq BANK Index declined 3.1%, while Hudson River's stock rose 28.3%. The total return for TrustCo shareholders during this period was less than 1%.

  TrustCo has completed only one small acquisition in recent years. In its exchange offer materials, TrustCo has indicated that the risks of its proposed mergers with Hudson River and Cohoes Bancorp, Inc. are substantial, including difficulties in integrating one or both institutions into theirs, net revenue run off, failure to achieve its projected cost savings and inability to maintain its current dividend level. Your Board believes that any or all of these factors may create additional downward pressure on TrustCo's stock.

  Based on the average number of shares traded weekly to total shares outstanding for the year to date ended October 31, 2000, approximately 0.6% of TrustCo's shares traded each week. While the issuance of additional TrustCo shares might result in some increase in the liquidity of TrustCo shares, your Board of Directors believes that any desire by Hudson River

  -  2  -
  NEXT PAGE

  shareholders to sell the shares of TrustCo stock they receive may create additional downward pressure on TrustCo's stock.

  TrustCo's pro forma financial statements reflect that it will attempt to drastically reduce Hudson River's current operating costs, and that its proposed mergers will create a significant amount of goodwill. Unless TrustCo is planning massive layoffs or branch closings, we do not believe TrustCo will be able to achieve the kind of synergies needed to attain the projected cost savings. Banking is still largely a customer service business and such cost-cutting efforts often result in customer attrition, deposit run-off and low morale among employees. In addition to adversely affecting our customers, communities and employees, the amount of goodwill created will also adversely affect net income.
Offer is Highly Conditional

            Your Board of Directors believes that TrustCo's offer is so highly conditional that it is unlikely to ever succeed.
  TrustCo's offer is subject to so many conditions, some of which are at the sole discretion of TrustCo, and a number of which are outside of our or their control, that the tender is unlikely to ever be completed. Your Board of Directors will not agree to any of the conditions of the offer that are within the Hudson River Board's control because of its belief that the offer is inadequate and not in the best interests of Hudson River's shareholders.

  TrustCo took over four months to commence its hostile tender offer after first announcing its intention to do so, and has said it will need at least four to six months to complete its offer.
            In determining its recommendation, the Board also considered the following factors:
  Hudson River's current strategic plan, particularly the potential for future earnings growth both internally and through possible future acquisitions;

  Prior communications with TrustCo regarding their interest in Hudson River, including correspondence with TrustCo and the results of meetings between representatives of Hudson River and TrustCo;

  The public filings TrustCo has made with the Securities and Exchange Commission, including the fact that TrustCo has made a concurrent tender offer for Cohoes Bancorp, Inc.; and,

  The advice of Hudson River's legal counsel and financial advisor with respect to the offer.
            The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but includes all material factors considered by the Board. In reaching its recommendation to reject TrustCo's offer, your Board did not assign specific weights to any of the foregoing factors and individual directors may have given different weights to different factors.

-  3  -
NEXT PAGE

QUESTIONS AND ANSWERS

Q:	Why has TrustCo commenced its tender offer?

A:	TrustCo says it intends to acquire control of Hudson River by getting you to exchange your shares of Hudson River common stock for shares of TrustCo common stock plus cash. Your Board of Directors believes that TrustCo is primarily interested in us because they are concerned about our strength as a competitor. If they can buy our company cheap, so much the better for them.

Q:	What is TrustCo offering for each share of Hudson River common stock?

A:	TrustCo says that for each share of Hudson River common stock you own, you will receive whatever number of shares of TrustCo common stock that equals $6.80, plus $10.20 in cash. The number of shares of TrustCo stock you eventually could receive will depend on the average closing price of TrustCo stock over a 20-day period ending five days before TrustCo decides to close its tender offer for Hudson River stock. You won't know the number of shares of TrustCo stock you could receive if you give TrustCo your Hudson River stock.

Q:	Do I need to respond to TrustCo's offer?

A:	No. You do not have to respond to TrustCo's offer. If you do not like the price TrustCo is offering, there is no need to do anything. Even if you have some interest in TrustCo's offer, you are not hurt by taking your time to respond to TrustCo's offer. The offer must continue until at least December 15, 2000. Given all of the conditions to the offer, even TrustCo anticipates the deadline will be pushed back several more months.

Q:	Do I have anything to lose if I do not tender but TrustCo's offer is successful anyway? Will I get less than shareholders who tender now?

A:	No. In the highly unlikely event that TrustCo's offer closes, TrustCo has indicated that even stockholders who never tender will still get paid in the subsequent merger the same amount as those who tender now.

Q:	Do Hudson River's directors or officers intend to tender any of their shares?

A:	Absolutely not. They believe that our own strategic plan is in Hudson River's and your best interest, as well as their best interest as shareholders of Hudson River. They also believe the price offered by TrustCo is not adequate.

Q:	What if I already tendered my shares?

A.	You can withdraw your shares at any time before TrustCo's offer expires. If you need any help with this, please call our representative in connection with TrustCo's hostile offer, Regan & Associates, Inc., toll free at 1-800-737-3426.

-  4  -
NEXT PAGE

Q:	Who can answer my questions?

A:	Please call Regan & Associates, Inc. toll free at 1-800-737-3426 with any questions you may have. They can also help you withdraw any shares that you may have tendered to TrustCo.

            We are required by the rules of the SEC to provide you with the following information in connection with this recommendation not to tender your Hudson River stock to TrustCo.

            Hudson River Bancorp, Inc. is a Delaware corporation. Our principal executive offices are located at One Hudson City Centre, Hudson, New York 12534. Our telephone number is (518) 828-4600. TrustCo's tender offer relates to Hudson River's common stock, par value $.01 per share. As of November 1, 2000, 15,286,060 shares of our common stock were outstanding.

            Hudson River is the issuer of the common stock that TrustCo wants to acquire in its tender offer. We have filed this letter to our shareholders as an exhibit to the Schedule 14D-9 we filed with the SEC on November 15, 2000, in response to TrustCo's commencement of its tender offer, including the filing of a Schedule TO with the SEC on November 1, 2000. The Schedule 14D-9 contains or incorporates by reference exhibits with additional information. You may obtain a free copy of the Schedule 14D-9, as well as the other exhibits to the Schedule 14D-9, at the SEC's Internet web site at www.sec.gov. In addition, we will send you a copy of the Schedule 14D-9 at no cost to you if you call Regan & Associates, Inc. at 1-800-737-3426.

            TrustCo Bank Corp NY is a New York corporation. TrustCo's principal executive offices are located at 320 State Street, Schenectady, New York 12305 and its telephone number is (518) 377-3311.

            Except as set forth below, to the best knowledge of Hudson River, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Hudson River or its affiliates and Hudson River's executive officers, directors or affiliates, or TrustCo or TrustCo's executive officers, directors or affiliates.

            For a description of these agreements, please refer to the information under the headings "The Merger -- The Stock Option Agreements"; "Amendments to The Hudson River 1998 Stock Option And Incentive Plan and The Hudson River 1998 Recognition And Retention Plan -- Description of the 1998 Stock Option and Incentive Plan", and "--Description of the 1998 Recognition and Retention Plan"; and "Additional Information Regarding The Hudson River Annual Meeting --Executive Compensation", and "--Employment Agreements", "--Change in Control Agreements", "--Employee Severance Compensation Plan" and "--Certain Transactions" in Hudson River's proxy statement/prospectus, filed on July 18, 2000. Copies of the relevant portions of the proxy statement/prospectus are filed as Exhibit (e)(1) to the Schedule 14D-9 of Hudson River filed with the SEC.

            If the directors and executive officers of Hudson River who own shares of Common Stock tender their shares in the TrustCo offer or their shares are acquired in the proposed TrustCo merger, they will receive the offer price for their shares on the same terms as the other public shareholders. As of November 1, 2000, the directors and executive officers of Hudson River owned in the aggregate 452,136 shares of common stock and, if they tender all of their shares in the TrustCo offer or their shares are acquired in the proposed TrustCo merger, they will receive a payment for their shares in the aggregate

-  5  -
NEXT PAGE

amount of $7,686,312. See "Additional Information Regarding The Hudson River Annual Meeting--Voting Securities and Certain Holders Thereof" in Hudson River's proxy statement/prospectus, filed July 18, 2000 for a listing of ownership of shares by the directors and executive officers of Hudson River.

            As of November 1, 2000, the directors and executive officers of Hudson River held options under Hudson River's 1998 Stock Option and Incentive Plan to acquire an aggregate of 969,203 shares of common stock, with exercise prices ranging from $9.88 to $11.50. Under the TrustCo offer, each outstanding option will be canceled and the holder will receive in payment for each option cash equal to $17.00 less the exercise price for each stock option or approximately $5.6 million in the aggregate.

            No transactions in shares of common stock have been effected during the past 60 days by Hudson River or any subsidiary of Hudson River or, to the best of Hudson River's knowledge, by any executive officer, director or affiliate of Hudson River.

            Pursuant a letter agreement dated June 15, 2000, Hudson River has engaged Sandler O'Neill & Partners, L.P. to serve as Hudson River's financial advisor with respect to the TrustCo offer. During the course of this engagement, Sandler O'Neill and its representatives may participate in activities or conduct analyses designed to assist Hudson River in soliciting or making recommendations to Hudson River's shareholders. Hudson River paid Sandler O'Neill a non-refundable retainer fee of $50,000, upon execution of the letter agreement. In addition, if Sandler O'Neill is asked by Hudson River to render an opinion in connection with any tender offer made by TrustCo, Hudson River has agreed to pay Sandler O'Neill a fee of $100,000, payable in cash at the time such opinion is rendered. Hudson River has also agreed to indemnify and hold Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons harmless against certain expenses and liabilities under applicable federal or state laws. Sandler O'Neill has in the past provided certain other investment banking services to Hudson River and has received compensation for such services. In addition, Sandler O'Neill currently provides and may in the future provide investment banking services to Hudson River and will receive compensation for such services. In the ordinary course of its business as a broker-dealer, Sandler O'Neill may also purchase securities from and sell securities to Hudson River and may actively trade the equity securities of Hudson River and its affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

            Hudson River has retained Regan & Associates as its information agent in connection with the TrustCo offer, and related matters. Hudson River will pay Regan reasonable and customary fees for its services, reimburse it for its reasonable out-of-pocket expenses and provide customary indemnities.

            Except as disclosed herein, neither Hudson River nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the TrustCo offer.

            Hudson River is not currently undertaking or engaged in negotiations in response to the tender offer relating to or resulting in (1) a tender offer or other acquisition of Hudson River's securities by Hudson River, its affiliates or any other person; (2) an extraordinary transaction or the purchase or sale of material assets; or (3) a material change in its dividend rate or policy, or debt or capitalization. Hudson River regularly explores, however, potential actions and transactions which may be advantageous to

-  6  -
NEXT PAGE

Hudson River, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, or securities of Hudson River.

            Section 203 of the Delaware General Corporation Law prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary, with an interested stockholder, which is someone who beneficially owns 15% or more of a corporation's voting stock, within three years after the person or entity becomes an interested stockholder, unless (i) the transaction that caused the person to become an interested stockholder was approved by the board of directors of the target prior to the transaction; (ii) after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by persons who are both officers and directors of the issuing corporation and (b) shares held by specified employee benefit plans; (iii) after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder; or (iv) the transaction is one of specified business combinations that are proposed after the corporation had received other acquisition proposals and that are approved or not opposed by a majority of certain continuing members of the board of directors, as specified in the Delaware General Corporation Law.

            This summary of Section 203 of the Delaware General Corporation Law does not purport to be complete and is qualified in all respects by reference to the provisions of Section 203 of the Delaware General Corporation Law. Please refer to the information under the heading "Comparison of Shareholder Rights" in Hudson River's proxy statement/prospectus, filed July 18, 2000 for a discussion of certain anti-takeover provisions in the certificate of incorporation and bylaws of Hudson River.

            In closing, we believe that TrustCo's offer is not in your best interest and that staying on an independent course is a better way to achieve revenue and earnings growth which will create meaningful increases in shareholder value. Your Board and I plan to continue our efforts on your behalf and we greatly appreciate your continued support and encouragement.

Sincerely,

Carl A. Florio
President and Chief Executive Officer

-  7  -
NEXT PAGE

EXHIBIT (a)(3)

FOR MORE INFORMATION	FOR IMMEDIATE RELEASE
Contact Carl A. Florio, President and	November 15, 2000
Chief Executive Officer at (518) 828-4600

HUDSON RIVER BANCORP BOARD REJECTS LATEST TRUSTCO PROPOSAL;
RECOMMENDS THAT SHAREHOLDERS OPPOSE UNSOLICITED TENDER OFFER

            Hudson, New York, November 15, -- Hudson River Bancorp, Inc. (Nasdaq National Market "HRBT") announced today that its board of directors determined that the tender offer by TrustCo for all of Hudson River's outstanding common stock for $17 per share is inadequate and not in the best interests of the company or its shareholders. The Board also strongly recommended that Hudson River's shareholders oppose TrustCo's takeover attempt by not tendering their shares to TrustCo.

            Hudson River's Board's recommendation is based in part on the following reasons:

            Hudson River's Board of Directors believes that TrustCo's offer is for an inadequate price and does not reflect the better prospects of our own strategic plan for enhancing long-term shareholder value, particularly the potential for future earnings growth both internally and through possible future acquisitions.
  We have increased our earnings from $0.11 for the quarter ended December 31, 1998, our first full quarter as a public company, to $0.20 for the quarter ended September 30, 2000, an increase of 81.8%.

  We have repurchased 2.6 million shares of our common stock in the market, effectively increasing each remaining shareholder's proportionate interest in Hudson River in a tax effective manner.

  We have instituted a regular quarterly cash dividend payment.

  We have pursued and will continue to aggressively pursue all opportunities to increase our market presence to enhance the value of our franchise.
            Hudson River's Board of Directors believes that TrustCo's stock presents limited upside potential and significant downside risk to Hudson River shareholders.
  Hudson River's Board of Directors believes that TrustCo's common stock is currently overvalued. Based upon the closing price of TrustCo stock on November 1, 2000, their stock currently trades at approximately 406% of tangible book value and 18.3 times their last twelve months' earnings, significantly higher than a peer group of banks of comparable asset size in the same region that trade at a median multiple of 169% of tangible book value and 11.7 times last twelve months' earnings.

  NEXT PAGE

  For the one-year period ended October 31, 2000, TrustCo's common stock declined 6.6%. During the same period, the Nasdaq BANK Index declined 3.1%, while Hudson River's stock rose 28.3%. The total return for TrustCo shareholders during this period was less than 1%.

  In its exchange offer materials, TrustCo has indicated that the risks of its proposed mergers with Hudson River and Cohoes Bancorp, Inc. are substantial, including difficulties in integrating one or both institutions into theirs, net revenue run off, failure to achieve its projected cost savings and inability to maintain its current dividend level. Your Board believes that any or all of these factors may create additional downward pressure on TrustCo's stock.

  TrustCo's pro forma financial statements reflect that it will attempt to drastically reduce Hudson River's current operating costs, and that its proposed mergers will create a significant amount of goodwill. Unless TrustCo is planning massive layoffs or branch closings, we do not believe TrustCo will be able to achieve the kind of synergies needed to attain the projected cost savings. Banking is still largely a customer service business and such cost-cutting efforts often result in customer attrition, deposit run-off and low morale among employees. In addition to adversely affecting our customers, communities and employees, the amount of goodwill created will also adversely affect net income.
            Hudson River's Board of Directors believes that TrustCo's offer is so highly conditional that it is unlikely to ever succeed.
  TrustCo's offer is subject to so many conditions, some of which are at the sole discretion of TrustCo, and a number of which are outside of our or their control, that the tender is unlikely to ever be completed. Hudson River's Board of Directors will not agree to any of the conditions of the offer that are within the Hudson River Board's control because of its belief that the offer is inadequate and not in the best interests of Hudson River's shareholders.

  TrustCo took over four months to commence its hostile tender offer after first announcing its intention to do so, and has said it will need at least four to six months to complete its offer.

NEXT PAGE

            Hudson River will file today with the Securities and Exchange Commission, and will mail to its shareholders, a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the board's formal recommendation to reject the TrustCo offer. Additional information with respect to the board's decision to recommend that shareholders reject the TrustCo offer, and the matters considered by the board in reaching that decision, is contained in the Schedule 14D-9.

            Hudson River's information agent for the company's response in opposition to the tender offer is Regan & Associates, Inc.

            Headquartered in Hudson, NY, Hudson River provides full-service banking, as well as investment management, trust and commercial services through its subsidiary, Hudson River Bank & Trust Company, and its 18 branch offices located in Columbia, Rensselaer, Albany, Schenectady, Saratoga and Dutchess counties. Customers' banking needs are served 24 hours a day through an extensive ATM network system and through the Hudson River's automated telephone banking system. Hudson River also offers the convenience of Internet Banking through its web site at www.hudsonriverbank.com.

            THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS, INCLUDING STATEMENTS CONCERNING HUDSON RIVER'S PLANS, OBJECTIVES AND EXPECTED PERFORMANCE. THERE CAN BE NO ASSURANCE THAT ACTUAL RESULTS WILL NOT DIFFER MATERIALLY DUE TO VARIOUS FACTORS, MANY OF WHICH ARE BEYOND THE CONTROL OF HUDSON RIVER, INCLUDING BUT NOT LIMITED TO REGIONAL AND NATIONAL ECONOMIC CONDITIONS, CHANGES IN LEVELS OF MARKET INTEREST RATES, CREDIT RISKS OF LENDING ACTIVITIES AND COMPETITIVE AND REGULATORY FACTORS THAT COULD AFFECT THE COMPANY'S FINANCIAL PERFORMANCE AND COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR FUTURE PERIODS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED OR PROJECTED. THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT WITH RESPECT TO FORWARD-LOOKING STATEMENTS ARE NOT AVAILABLE TO STATEMENTS MADE IN CONNECTION WITH A TENDER OFFER.

NEXT PAGE
EXHIBIT (e)(1)

INFORMATION REGARDING INTERESTS OF DIRECTORS AND OFFICERS OF
HUDSON RIVER AND EXECUTIVE COMPENSATION AND RELATED MATTERS

DESCRIPTION OF THE 1998 STOCK OPTION AND INCENTIVE PLAN

This summary of the 1998 Stock Option and Incentive Plan may not contain all the information that is important to you. You should read the full text of the plan which is attached as Appendix G to Hudson River's proxy statement/prospectus filed on July 18, 2000, which was previously sent to you and is incorporated herein by reference. This summary is qualified in its entirety by reference to the plan.

            Principal Features of the Stock Option Plan. The Stock Option Plan provides for awards in the form of stock options, stock appreciation rights and limited stock appreciation rights. Each award shall be on such terms and conditions, consistent with the Stock Option Plan and applicable New York State Banking Board and FDIC regulations, as the committee administering the Stock Option Plan may determine. Subject to certain exceptions described herein, awards made under such plan generally vest at a rate no faster than one-fifth of the initial award per year, subject to the participant maintaining continuous service with Hudson River or its subsidiaries from the date of grant.

Shares awarded pursuant to the Stock Option Plan may be either authorized but unissued shares or reacquired shares held by Hudson River in its treasury. Any shares subject to an award which expires or is terminated unexercised will again be available for issuance under the Stock Option Plan or any other plan of Hudson River or its subsidiaries. Generally, no award or any right or interest therein is assignable or transferable except under certain limited exceptions set forth in the Stock Option Plan.

The Stock Option Plan is administered by the Compensation Committee of the board of Hudson River. Pursuant to the terms of the Stock Option Plan, any director, officer or employee of Hudson River or its affiliates is eligible to participate in the Stock Option Plan. Accordingly, there are currently 338 persons eligible to participate in the Plan. In granting awards under the Stock Option Plan, the Compensation Committee considers, among other things, position and years of service, value of the participant's services to Hudson River and the bank and the added responsibilities of such individuals as employees, directors and officers of a public company.

            Stock Options. Under the terms of the Stock Option Plan, the Compensation Committee may grant either "incentive stock options" as defined under Section 422 of the Internal Revenue Code or stock options not intended to qualify as such ("non-qualified stock options").

In general, stock options will not be exercisable after the expiration of their terms. The term of stock options may not exceed ten years from the date of grant. Unless otherwise determined by the Compensation Committee, in the event a participant ceases to maintain continuous service (as defined in the Stock Option Plan) with Hudson River or one of its affiliates, for any reason (excluding death, disability and termination for cause), an exercisable stock option will continue to be exercisable for three months thereafter but in no event after the expiration date of the option. Unless otherwise provided by the Compensation Committee, in the event that continuous service terminates as a result of the disability of a participant, all options not then exercisable shall become exercisable in full and remain exercisable for a period of one year from the date of such disability. Unless otherwise provided by the Compensation Committee, in the event of death of a participant, all options not then exercisable shall become

-  1  -
NEXT PAGE

exercisable in full. Unless otherwise provided by the Compensation Committee, in the event of the death of a participant during such service or within the three-month period described above following termination of service described above, an exercisable option will continue to be exercisable for one year, to the extent exercisable by the participant upon his death, but in no event later than ten years after grant. Following the death of any participant, the Compensation Committee may, as an alternative means of settlement of an option, elect to pay to the holder thereof an amount of cash equal to the amount by which the market value of the shares covered by the option on the date of exercise exceeds the exercise price. A stock option will automatically terminate and will no longer be exercisable as of the date a participant is notified of termination for cause.

The exercise price for the purchase of shares subject to a stock option at the date of grant may not be less than 100% of the market value of the shares covered by the option on that date. The exercise price must be paid in full in cash or, if permitted by the Compensation Committee, shares of common stock, or a combination of both.

            Stock Appreciation Rights (SARs). The Compensation Committee may grant SARs at any time, whether or not the participant then holds stock options, granting the right to receive the excess of the market value of the shares represented by the SARs on the date exercised over the exercise price. SARs generally will be subject to the same terms and conditions and exercisable to the same extent as stock options, as described above. Upon the exercise of a SAR, the participant will receive the amount due in cash or shares, or a combination of both, as determined by the Compensation Committee. SARs may be related to stock options, in which case the exercise of one will reduce to that extent the number of shares represented by the other.

SARs will require an expense accrual by Hudson River each year for the appreciation on the SARs which it is anticipated will be exercised. The amount of the accrual is dependent upon whether and the extent to which the SARs are granted and the amount, if any, by which the market value of the SARs exceeds the exercise price.

            Limited Stock Appreciation Rights. Limited SARs will be exercisable only for a limited period in the event of a tender or exchange offer for shares of Hudson River's common stock, other than by Hudson River, where 25% or more of the outstanding shares are acquired in that offer or any other offer which expires within 60 days of that offer. The amount paid on exercise of a limited SAR will be the excess of (a) the market value of the shares on the date of exercise, or (b) the highest price paid pursuant to the offer, over the exercise price. Payment upon exercise of a limited SAR will be in cash.

Limited SARs may be granted at the time of, and must be related to, the grant of a stock option or SAR. The exercise of one will reduce to that extent the number of shares represented by the other. Subject to vesting requirements contained in New York State Banking Board and FDIC regulations, limited SARs will be exercisable only for the 45 days following the expiration of the tender or exchange offer, during which period the related stock option or SAR will be exercisable.

            Effect of Merger and Other Adjustments. Shares as to which awards may be granted under the Stock Option Plan, and shares then subject to awards, will be adjusted appropriately by the Compensation Committee in the event of any merger, consolidation, reorganization, recapitalization (including a return of capital, whether non-taxable or otherwise), combination or exchange of shares, stock dividend, stock split or other change in the corporate structure or common stock of Hudson River.

In the event of any merger, consolidation or combination of Hudson River with or into another company or other entity, whereby either Hudson River is not the continuing entity or its outstanding

-  2  -
NEXT PAGE

shares of common stock are converted into or exchanged for different securities, cash or property, or any combination thereof, pursuant to a plan or agreement the terms of which are binding upon all shareholders, any participant to whom a stock option or SAR has been granted at least six months prior to such event will have the right upon exercise of the option or SAR (subject to the terms of the Stock Option Plan and any other limitation or vesting period applicable to such option or SAR) to an amount equal to the excess of fair market value on the date of exercise of the consideration receivable in the merger, consolidation or combination with respect to the shares covered or represented by the stock option or SAR over the exercise price of the option or SAR multiplied by the number of shares with respect to which the option or SAR has been exercised.

             Amendment and Termination. The board of Hudson River may at any time amend, suspend or terminate the Stock Option Plan or any portion thereof, subject to compliance with New York State Banking Board and FDIC regulations, but may not, without the prior ratification of the shareholders, make any amendment which shall (1) increase the aggregate number of securities which may be issued under the Stock Option Plan (except as specifically set forth under the Stock Option Plan), (2) materially change the requirements as to eligibility for participation in the Stock Option Plan or (3) change the class of persons eligible to participate in the Stock Option Plan, provided, however, that no such amendment, suspension or termination shall impair the rights of any participant, without his consent, in any award made pursuant to the Stock Option Plan. Unless previously terminated, the Stock Option Plan shall continue in effect for a term of ten years, after which no further awards may be granted under the Stock Option Plan.

            Federal Income Tax Consequences. Under present federal income tax laws, awards under the Stock Option Plan will have the following consequences:

(1)	The grant of an award, by itself, will generally neither result in the recognition of taxable income to the participant nor entitle Hudson River to a deduction at the time of such grant.
(2)	In order to qualify as an incentive stock option, a stock option awarded under the Stock Option Plan must meet the conditions contained in Section 422 of the Internal Revenue Code, including the requirement that the shares acquired upon the exercise of the stock option be held for at least one year after the date of exercise and at least two years after the grant of the option. The exercise of an incentive stock option will generally not, by itself, result in the recognition of taxable income to the participant nor entitle Hudson River to a deduction at the time of such exercise. However, the difference between the exercise price and the fair market value of the option shares on the date of exercise is an item of adjustment which may, in certain situations, trigger the alternative minimum tax. The alternative minimum tax is incurred only when it exceeds the regular income tax.

(3)	If the shares are held by the participant for at least one year after the incentive stock option is exercised and two years after the incentive stock option was granted, the participant will recognize a long-term capital gain or loss upon disposition of the shares and Hudson River will not be entitled to a corresponding deduction. The capital gain will be considered long-term if the shares are held for more than 12 months. The amount of such gain or loss will be equal to the difference between the amount realized by the participant upon disposition of the shares and the amount paid by the participant for such shares.

-  3  -
NEXT PAGE

(4)	If the shares acquired upon exercise of an incentive stock option are not held for at least one year after transfer of such shares to the participant and two years after the grant of the incentive stock option, the participant generally will recognize ordinary income or loss upon disposition of the shares in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. In such an event, Hudson River will generally be entitled to a corresponding deduction, provided Hudson River meets its federal tax reporting obligations. The participant will also recognize capital gain or loss equal to the difference, if any, between the sale price and the fair market value of the shares on the date of exercise of the incentive stock option; such capital gain or loss will be characterized as short- or long-term depending on how long the shares are held after the date of exercise of the incentive stock option. Hudson River will not be entitled to a corresponding deduction for such capital gain or loss.

(5)	The exercise of a non-qualified stock option will result in the recognition of ordinary income by the participant on the date of exercise in an amount equal to the difference between the exercise price and the fair market value on the date of exercise of the shares acquired pursuant to the stock option. Hudson River will be allowed a deduction at the time and in the amount of any ordinary income recognized by the participant upon the exercise of a non-qualified stock option, provided Hudson River meets its federal tax reporting obligations. Upon sale of the shares acquired upon exercise of a non-qualified stock option, any appreciation or depreciation in the value of such shares from the time of exercise will result in the recognition of a capital gain or loss by the participant. Such gain or loss will be short- or long-term capital gain or loss depending upon how long the participant held the shares following exercise of the non-qualified stock option.

(6)	The exercise of an SAR will result in the recognition of ordinary income by the participant on the date of exercise in an amount of cash and/or the fair market value on that date of the shares acquired pursuant to the exercise. Hudson River will be entitled to a corresponding deduction provided that it meets its federal tax reporting obligations.

DESCRIPTION OF THE 1998 RECOGNITION AND RETENTION PLAN

This summary of the 1998 Recognition and Retention Plan may not contain all the information that is important to you. You should read the full text of the plan which is attached as Appendix H to Hudson River's proxy statement/prospectus, filed on July 18, 2000, which was previously sent to you and is incorporated herein by reference. This summary is qualified in its entirety by reference to the plan.

            Principal Features of the RRP. The RRP provides for the award of shares of common stock, at no cost to the recipient, subject to the restrictions described below. Each award under the RRP is made on such terms and conditions, consistent with the terms of the RRP and applicable New York State Banking Board and FDIC regulations, as the Compensation Committee shall determine.

The RRP is administered by Hudson River's Compensation Committee. The Compensation Committee will select the recipients and terms of awards pursuant to the RRP. In determining to whom and in what amount to grant awards, the Compensation Committee considers the position and responsibilities of eligible individuals, the value of their services to Hudson River and the bank and other factors it deems relevant. Pursuant to the terms of the RRP, any director, officer or employee of Hudson River or its affiliates may be selected by the Compensation Committee to participate in the RRP. As of the date hereof, there are approximately 338 persons eligible to participate in the RRP.

The RRP provides that shares used to fund awards under the RRP may be either authorized but unissued shares or reacquired shares held by Hudson River in its treasury. Any RRP shares which are forfeited will again be available for issuance under the RRP.

-  4  -
NEXT PAGE

Holders of RRP shares may not sell, assign, transfer, pledge, vote or otherwise encumber any of those shares during the restricted period. All shares subject to restriction will be voted by a designated trustee. All dividends paid on RRP shares still subject to restrictions will be deferred and held for the account of the participant thereof until the earlier of the lapse of the restrictions on such shares or the death or disability of the participant.

             Adjustments Upon Changes in Capitalization. Shares awarded under the RRP will be adjusted by the Compensation Committee in the event of a reorganization, recapitalization, stock split, stock dividend, combination or exchange of shares, merger, consolidation or other change in corporate structure or the common stock of Hudson River.

             Federal Income Tax Consequences. Holders of restricted stock will recognize ordinary income on the earlier of the date that the restricted stock is transferable or is no longer subject to a substantial risk of forfeiture, in an amount equal to the fair market value of the shares on that date. In certain circumstances, a holder may elect to recognize ordinary income and determine such fair market value on the date of the grant of the restricted stock. Holders of restricted stock will also recognize ordinary income equal to their dividend or dividend equivalent payments when such payments are received. Generally, the amount of income recognized by participants will be a deductible expense for tax purposes for Hudson River as long as Hudson River meets its federal tax reporting obligations.

            Amendment to the RRP. The board of Hudson River may amend, suspend or terminate the RRP or any portion thereof at any time, subject to New York State Banking Board and FDIC Regulations, provided, however, that no such amendment, suspension or termination shall impair the rights of any participant, without his consent, in any award theretofore made pursuant to the RRP.

EXECUTIVE COMPENSATION

            Employment Agreements. The bank entered into employment agreements with Mr. Florio and four other officers of the bank and Hudson River entered into employment agreements with Carl Florio, Sidney Richter and Timothy Blow. The employment agreements ensure that the bank and Hudson River are able to maintain a stable and competent management base. The continued success of the bank and Hudson River depends to a significant degree upon the skills and competence of the above referenced officers.

The employment agreements provide for either three-year or two-year terms for each executive. The terms of the employment agreements are extended on a daily basis unless written notice of non-renewal is given by the board. The employment agreements provide that the executive's base salary is reviewed annually. In addition to the base salary, the employment agreements provide for, among other things, participation in stock benefit plans and other fringe benefits applicable to executive personnel. The agreements provide for termination by the bank or Hudson River for cause at any time. In the event the bank or Hudson River chooses to terminate the executive's employment for reasons other than for cause, or in the event of the executive's resignation from the bank and Hudson River upon: (i) failure to re-elect the executive to his current offices; (ii) a material change in the executive's functions, duties or responsibilities; (iii) a reduction in the benefits and perquisites being provided to the executive under the employment agreement; (iv) a liquidation or dissolution of the bank or Hudson River; or (v) a breach of the agreement by the bank or Hudson River, the executive or, in the event of death, his beneficiary would be entitled to receive an amount equal to the remaining base salary payments due to the executive for the remaining term of the employment agreement and the contributions that would have been made on the executive's behalf to any

-  5  -
NEXT PAGE

employee benefit plans of the bank and Hudson River during the remaining term of the agreement. The bank and Hudson River would also continue and pay for the executive's life, health, dental and disability coverage for the remaining term of the agreement. Upon any termination of the executive, other than following a change in control, the executive is subject to a one year non-competition agreement.

Under the employment agreements, if voluntary or involuntary termination follows a change in control of the bank or Hudson River, the executive or, in the event of the executive's death, his beneficiary, would be entitled to the payment of base salary, plan contributions and other forms of compensation to which the executive would be entitled for the remaining term of the employment agreement plus a severance payment equal to the greater of: (i) the payments due for the remaining terms of the agreement; or (ii) three times the average of the five preceding taxable years' annual compensation for Mr. Florio, and two times the average of the five preceding taxable years' annual compensation for the four other individuals. The bank and Hudson River would also continue the executive's life, health, and disability coverage for thirty-six months for Messrs. Florio, Richter and Blow, and twenty-four months for the other two individuals. Under the employment agreements, a voluntary termination following a change in control means the executive's voluntary resignation following any demotion, loss of title, office authority or responsibility, a reduction in compensation or benefits, or relocation. Notwithstanding that both the bank and Hudson River employment agreements provide for a severance payment in the event of a change in control, the executive would only be entitled to receive a severance payment under one agreement.

Payments to the executive under the bank's employment agreement are guaranteed by Hudson River in the event that payments or benefits are not paid by the bank. Payment under Hudson River's employment agreement would be made by Hudson River. Hudson River's employment agreement also provides that Hudson River compensates the executive for excise taxes imposed on any "excess parachute payments," as defined under section 280G of the Internal Revenue Code and any additional income and excise taxes imposed as a result of such compensation. All reasonable costs and legal fees paid or incurred by the executive pursuant to any dispute or question of interpretation relating to the employment agreements shall be paid by the bank or Hudson River, respectively, if the executive is successful on the merits pursuant to a legal judgment, arbitration or settlement. The employment agreements also provide that the bank and Hudson River shall indemnify the executive to the fullest extent allowable under New York and Delaware law, respectively. In the event of a change in control of the bank or Hudson River, the total amount of payments due under the employment agreements, based solely on cash compensation over the past five fiscal years paid to the officers who received employment agreements and excluding any benefits under any employee benefit plan or reimbursement for taxes which may be payable, would be approximately $1.2 million.

            Change in Control Agreements. The bank entered into two-year Change in Control (CIC) Agreements with eight officers of the bank, none of whom are covered by employment agreements. Commencing on the first anniversary date and continuing on each anniversary thereafter, the bank CIC Agreements may be renewed by the board of the bank for an additional year. The bank's CIC Agreements provide that in the event voluntary or involuntary termination follows a change in control of Hudson River or the bank, the officer would be entitled to receive a severance payment equal to two times the officer's average cash compensation for the five most recent taxable years. The bank would also continue to pay for the officer's life, health and disability coverage for twenty-four months following termination. Under the CIC Agreements, a voluntary termination following a change in control means the executive's voluntary resignation following any demotion, loss of title, office authority or responsibility, a reduction in compensation or benefits, or relocation. In the event of a change in control of Hudson River or the bank, the total payments that would be due under the CIC Agreements, based solely on the five year average cash compensation paid to the officers covered by the CIC Agreements and excluding any benefits under any employee benefit plan which may be payable, would be approximately $1.0 million.

-  6  -
NEXT PAGE

Employee Severance Compensation Plan. The bank's board established the Hudson River Bank & Trust Company Employee Severance Compensation Plan which provides designated employees with severance pay benefits in the event of a change in control of the bank or Hudson River. Management personnel with employment agreements or CIC Agreements are not eligible to participate in the severance plan. Generally, designated employees are eligible to participate in the severance plan if they have completed at least one year of service with the bank. The severance plan vests in each participant a contractual right to the benefits such participant is entitled to thereunder. Under the severance plan, in the event of a change in control of the bank or Hudson River, eligible employees who are terminated from or terminate their employment within one year (for reasons specified under the severance plan), are entitled to receive a severance payment. If the participant, whose employment has terminated, has completed at least one year of service, the participant is entitled to a cash severance payment equal to the last two weeks of annual compensation immediately preceding a change-in-control for each year of service up to a maximum of 100% of annual compensation. Such payments may tend to discourage takeover attempts by increasing costs to be incurred by the bank in the event of a takeover. In the event the provisions of the Severance Plan are triggered, the total amount of payments that would be due thereunder, based solely upon current salary levels, would be approximately $276,000. However, it is management's belief that certain of the bank's employees would be retained in their current positions in the event of a change in control, and that any amount payable under the severance plan would be considerably less than the total amount that could possibly be paid under the severance plan.

-  7  -